UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 15)1

Codorus Valley Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $2.50 per share

(Title of Class of Securities)

192025104

(CUSIP Number)

J. Abbott R. Cooper

Driver Management Company LLC

250 Park Avenue

7th Floor

New York, NY 10177

646-360-0791

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 2, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

Driver Opportunity Partners I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		640,880
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

640,880
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.72%*
14	TYPE OF REPORTING PERSON

PN

*	The percentage calculations herein are based upon an aggregate of 9,534,606 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of October 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2021.
2

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

Driver Management Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		640,880*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

640,880*
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.72%**
14	TYPE OF REPORTING PERSON

OO (Limited Liability Company)

*	Solely in its capacity as general partner of Driver Opportunity Partners I LP. Driver Management Company LLC disclaims beneficial ownership except to the extent of its pecuniary interest therein.
**	The percentage calculations herein are based upon an aggregate of 9,534,606 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of October 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2021.
3

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

J. Abbott R. Cooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		640,880*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

640,880*
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

640,880*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.72%**
14	TYPE OF REPORTING PERSON

IN

*	Mr. Cooper may be deemed to beneficially own and have shared voting and dispositive power over 640,880 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. as the controlling person of Driver Management Company LLC. Mr. Cooper disclaims beneficial ownership of any shares held by any of the Reporting Person except to the extent of his pecuniary interest therein.
**	The percentage calculations herein are based upon an aggregate of 9,534,606 shares of common stock, par value $2.50 per share, of Codorus Valley Bancorp, Inc. outstanding as of October 26, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 1, 2021.
4

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

Aashish R. Kamat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

John E. Kiernan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 192025104

1	NAME OF REPORTING PERSON

A. Dwight Utz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 192025104

Item 1. Security and Issuer.

This statement constitutes Amendment Number 15 to the Schedule 13D (as amended from time to time, the “Schedule 13D”) relating to the common stock, $2.50 par value (the “Common Stock”), of Codorus Valley Bancorp, Inc., a Pennsylvania corporation (“CVLY” or the “Issuer”) and hereby amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on July 6, 2021. Capitalized terms used but not otherwise defined herein shall have the meaning given them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)       The undersigned hereby filed this Schedule 13D on behalf of Driver Opportunity Partners I LP, a Delaware limited partnership (“Partnership”), Driver Management Company LLC, a Delaware limited liability company (“Driver”), J. Abbott R. Cooper, Aashish R. Kamat, as a nominee for the Board of Directors of the Issuer (the “Board”), John E. Kiernan, as a nominee for the Board, and A. Dwight Utz, as a nominee for the Board. Partnership, Driver and Messrs. Cooper, Kamat, Kiernan and Utz are sometimes referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Act”), as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

(b) — (c)

Partnership is a Delaware limited partnership, the principal purpose of which is investing in securities.

Driver is a Delaware limited liability company, the principal purpose of which is to be the general partner of Partnership and to manage certain other investments on behalf of separately managed accounts and other investment vehicles.

The principal occupation of Mr. Cooper is to serve as the managing member of Driver.

The principal occupation of Mr. Kamat is to serve as a private investor. The principal occupation of Mr. Kiernan is to serve as the Chief Executive Officer and President of Alico, Inc. The principal occupation of Mr. Utz is to serve as the Vice Chair of the board of directors of Central Penn College.

The principal place of business address of Partnership, Driver and Mr. Cooper is 250 Park Avenue, 7th Floor, New York, New York 10177.

The principal place of business address of Mr. Kamat is #10 Sorrento, Mt. Pleasant Road, Malabar Hill, Mumbai 400006, India. The principal place of business address of Mr. Kiernan is 110 Croton Avenue, Mount Kisco, New York 10549. The principal place of business address of Mr. Utz is 10 Wineberry Drive, Mechanicsburg, Pennsylvania 17055.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       All of the natural persons identified in this Item 2 are citizens of the United States of America.

8

CUSIP No. 192025104

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 2, 2022, Partnership delivered a letter to the Issuer (the “Nomination Notice”) nominating a slate of three highly-qualified candidates, Aashish R. Kamat, John E. Kiernan and A. Dwight Utz (collectively, the “Nominees”), for election to the Board at the Issuer’s 2022 annual meeting of shareholders (the “2022 Annual Meeting”). The Reporting Persons believe the Nominees have the necessary experience, qualifications, and skill sets to serve as directors of the Issuer, which are described in more detail in their biographies below.

Also on February 2, 2022, the Reporting Persons issued a press release (the “Press Release”) announcing that Partnership had nominated the Nominees for election to the Board at the 2022 Annual Meeting. In the Press Release, the Reporting Persons argued that the Board and Chief Executive Officer Craig Kauffman have failed to address the Issuer’s long-term stock price underperformance, have a long history of making poor decisions for the Company, have refused to disclose information regarding the Issuer’s executive compensation plans, and lack the skills necessary to create shareholder value. The full text of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Nominees are:

Aashish R. Kamat, 56, is currently a private investor. Additionally, Mr. Kamat has served as a Senior Advisor at GCC Asia Growth Fund Limited (“GCCA”), a small-cap investment vehicle, since April 2021. Previously, Mr. Kamat served as Co-Managing Partner of GCCA, from March 2020 to March 2021. Prior to GCCA, Mr. Kamat served as Senior Partner and Chief Operating Officer at L Catterton Asia Holdings Limited, the sole shareholder of L Catterton Asia Advisors, a private equity firm, from January 2019 to October 2019. From January 2018 to December 2018, Mr. Kamat was an advisor to and investor in various start-up companies. Prior to that, Mr. Kamat held several roles at UBS Group AG (NYSE: UBS), an investment bank and financial services company, including Chief Executive Officer and Country Head of the India division from 2012 to January 2018 and Chairman of the Financial Institutions Group of the Asia Pacific region, in 2011. Prior to that, Mr. Kamat worked at JPMorgan Chase & Co. (“JPM”) (NYSE: JPM), a multinational investment bank and financial services holding company, in positions including Chief Operating Officer and Chief Financial Officer of the Asia Pacific region, from 2007 to 2010, and Global Investment Bank Controller, from 2005 to 2007. Prior to that, Mr. Kamat served in several roles at Bank of America Corporation (NYSE: BAC), a multinational investment bank and financial services holding company, including Chief Financial Officer of Global Investment Banking, from 2004 to 2005, Chief Financial Officer of Consumer Products, from 2003 to 2004, and Chief Financial Officer of the Risk Group from 2001 to 2002. Prior to that, Mr. Kamat was at JPM, with titles including Chief Financial Officer of Credit Portfolio and Structured Products, from 1998 to 2001, Global Business Controller of the Commodities group, from 1996 to 1998, and as Business Controller of Securities Lending, from 1994 to 1996. Earlier in his career, Mr. Kamat was an Audit Manager at Coopers & Lybrand LLP (n/k/a PricewaterhouseCoopers LLP), an accounting firm, from 1988 to 1994. Mr. Kamat currently serves on the boards of directors of Imagine Marketing Pvt. Limited, the owner of the boat brand, a consumer electronics company, since November 2021 and IDFC First Bank Ltd., since December 2018. Mr. Kamat also serves on the Board of Advisors of Khelshala Inc., a youth development organization, since 2013. Mr. Kamat served on the board of directors of GCCA from November 2020 to October 2021 and Turmeric Capital Mumbai Advisory Services Pvt Limited, a private equity company, from December 2020 to May 2021 and ICGS Investment Management Limited, a private equity company, from September 2020 to May 2021. Additionally, Mr. Kamat served on the boards of directors of UBS Securities India Private Unlimited and UBS India Private Limited, both subsidiaries of UBS Group AG, from 2014 to January 2018. Mr. Kamat is a Certified Public Accountant. Mr. Kamat received a B.A. in Accounting and Finance from Franklin & Marshall College.

9

CUSIP No. 192025104

John E. Kiernan, 54, is the Chief Executive Officer and President of Alico, Inc. (“Alico”) (NASDAQ: ALCO), the largest citrus producer in the U.S., since July 2019, and has served on the board of directors of Alico, since February 2020. Previously, Mr. Kiernan served as Executive Vice President and Chief Financial Officer of Alico, from 2015 to June 2019. Prior to Alico, Mr. Kiernan served as the Chief Financial Officer and Treasurer of Greenwich Associates LLC, a private research-based consulting firm serving the financial services industry, from 2011 to 2015. Prior to that, Mr. Kiernan served as the Treasurer and Senior Vice President for Capital Markets & Risk Management for Global Crossing Ltd., a telecommunications company, before its sale to Level 3 Communications, Inc., from 2009 to 2011. Mr. Kiernan held several roles at Misys Group Ltd., a financial services firm, such as Vice President of Investor Relations, from 2008 to 2009, Interim Treasurer in 2008, and Vice President of Strategy & Corporate Development, from 2007 to 2008. Earlier in his career, Mr. Kiernan served as a Director of Corporate Development at International Business Machines Corporation (NYSE: IBM), a multinational technology corporation, from 2006 to 2007, Managing Director at Susquehanna International Group, LLP, a global quantitative trading firm, in 2006, Managing Director at Bear Stearns Companies, Inc. (formerly NYSE: BSC), a global investment bank, from 1995 to 2006, and Chief Executive Officer of Alley Capital Partners, an investment firm, from 2000 to 2001. Mr. Kiernan has served as President and on the board of directors of the Camp Fire Conservation Fund, a membership organization for wildlife conservation, since April 2019. Additionally, Mr. Kiernan has served as an Executive Board member of Catholic Charities Community Services, Archdiocese of New York, which provides various professional human services throughout New York, since 2004, and as an Executive Board member of Boy Scouts of America, Westchester-Putnam Council, one of the largest scouting and youth development organizations, from 2003 to December 2020. Mr. Kiernan is a member of the New York State Bar and is a Certified Treasury Professional. Mr. Kiernan received a B.A. in Finance and History, summa cum laude, from Saint Vincent College, a J.D. from the University of Virginia School of Law, and an M.B.A. from the University of Virginia Darden Graduate School of Business Administration.

A. Dwight Utz, age 68, currently serves as Vice Chair on the board of directors of Central Penn College, a private for-profit college, since 2016. Previously, Mr. Utz served as President and Chief Executive Officer of PeoplesBank, a subsidiary of Codorus Valley Bancorp., Inc. (NYSE: CVLY) (“Codorus Valley Bancorp”), from 2016 to February 2018, Executive Vice President and Chief Operating Officer of Codorus Valley Bancorp, from 2015 to 2016, and Chief Operating Officer of PeoplesBank, from 2016 to 2016. Prior to that, Mr. Utz served as President of VantageSouth Bancshares, Inc. (formerly NYSE: VSB), the holding company of VantageSouth Bank, a community bank based in Raleigh, North Carolina, in 2013. Mr. Utz served as President and Chief Executive Officer of East Carolina Bancorp, Inc. (formerly NYSE MKT: ECBE), the holding company for The East Carolina Bank that was acquired by VantageSouth Bancshares, Inc. in 2013, and The East Carolina Bank, a state chartered, independent, community bank, from 2009 to 2013. Mr. Utz served as Executive Vice President and Chief Retail Officer at MidSouth Bancorp, Inc., the holding company for MidSouth Bank, N.A., and MidSouth Bank, N.A., a community bank, from 2001 to 2009. Mr. Utz also served as a Retail Financial Services Consultant at Contempo Design Company, an organization specializing in retail environments and design for the financial services industry, from 2000 to 2001. Mr. Utz served as Corporate Vice President, Director Branch Network Re-Engineering at PNC Financial Services Group, Inc. (NYSE: PNC), a bank holding company and financial services corporation, from 1997 to 2000, and as Corporate Vice President, Manager Line of Business Human Resources, from 1995 to 1997. Mr. Utz held various roles at CCNB Bank N.A., a multi-bank holding company, which PNC BANK Corporation purchased in 1993, including Senior Vice President, Regional Market Executive, from 1993 to 1995, Vice President, PNC Bank Integration Manager in 1993, and Vice President, Human Resources Group Manager, from 1981 to 1992. Earlier in his career, Mr. Utz held several administrative roles, from 1972 to 1981. Mr. Utz served on the boards of directors of each of Salvosa Group Inc., a community bank investment group, from September 2020 to September 2021, PeoplesBank, from March 2016 to February 2018, as Chairman of VantageSouth Bank in 2013, and East Carolina Bancorp, Inc., from 2009 to 2013. Mr. Utz is a former member of the Independent Community Bankers Association, a trade association, from approximately January 2005 to January 2018 and the Pennsylvania Bankers Association, a trade association, from January 2015 to January 2018. Mr. Utz also served as member of each of the Federal Reserve Board of Philadelphia, a member of the Federal Reserve System, on its Community Depository Advisory Council, from December 2017 to January 2018, the Pennsylvania Association of Community Bankers, an association to represent the interests of Pennsylvania’s community banks, on its Strategic Planning Committee, from September 2015 to January 2018 and the North Carolina Bankers Association, a trade organization representing members of North Carolina’s banking community, where he also served on its board of directors, from approximately January 2010 to January 2013. Mr. Utz received an Associate’s Degree in Business Administration from Central Penn College and a Graduate Degree from the University of Delaware, Stonier Graduate School of Banking.

10

CUSIP No. 192025104

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended to add the following:

(a) Messrs. Kamat, Kiernan and Utz

Messrs. Kamat, Kiernan and Utz do not beneficially own any shares of Common Stock. Messrs. Kamat, Kiernan and Utz disclaim beneficial ownership of any shares of Common Stock held by Partnership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

On February 2, 2022, Partnership signed separate letter agreements (the “Indemnification Agreements”) with each of the Nominees pursuant to which it and certain of its affiliates (collectively, the “Driver Group”) agreed to indemnify the Nominees against claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the 2022 Annual Meeting and any related transactions. A form of the Indemnification Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On February 2, 2022, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”), in which, among other things, (a) the Nominees agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, to the extent required by applicable law, (b) the Nominees agreed not to undertake or effect any purchase, sale, acquisition or disposition of any securities of the Issuer without the prior written consent of the Driver Group, (c) the Nominees agreed to take such action as they deem advisable and all other action necessary or advisable in connection with the 2022 Annual Meeting, and (d) the Driver Group has the right to pre-approve all expenses incurred in connection with the group’s activities and agreed to pay directly such pre-approved expenses. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Each of the Nominees has granted Mr. Cooper power of attorney (the “POAs”) to execute certain SEC filings and other documents in connection with the 2022 Annual Meeting. A form of Power of Attorney is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Item 7. Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit	Description
Exhibit 99.1	Press Release, dated February 2, 2022.
Exhibit 99.2	Form of Indemnification Agreement.
Exhibit 99.3	Joint Filing and Solicitation Agreement, dated February 2, 2022.
Exhibit 99.4	Form of Power of Attorney.

11

CUSIP No. 192025104

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2022

Driver Opportunity Partners I LP

By:	Driver Management Company LLC, its general partner

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

Driver Management Company LLC

By:	/s/ J. Abbott R. Cooper
	Name:	J. Abbott R. Cooper
	Title:	Managing Member

By:	/s/ J. Abbott R. Cooper
J. Abbott R. Cooper

12